Exhibit 99.2

NORBORD INC.

REPORT ON VOTING RESULTS

ANNUAL MEETING OF SHAREHOLDERS

THURSDAY, MAY 3, 2018

The Annual Meeting of Shareholders of Norbord Inc. was held in Toronto, Ontario, Canada on Thursday, May 3, 2018 at 10:00 a.m. at the National Club, 303 Bay Street, Toronto, Ontario. At this meeting there were 263 shareholders represented in person or by proxy holding 61,146,974 common shares and representing 70.74% of the Corporation’s 86,444,076 issued and outstanding common shares as of the record date of March 5, 2018.

The following is a summary of the votes cast by the common shareholders:

Election of Directors

All of the eight nominees proposed by management for election to the Board of Directors at the Annual Meeting were acclaimed. The directors will remain in office until the next annual meeting of shareholders or until their successors are elected or appointed. The proxies received by management for the election of directors were as follows:

Name	Votes in Favour		Votes Withheld
	#	%	#	%
Jack L. Cockwell	35,221,674	40.75	24,673,408	28.54
Pierre Dupuis	57,603,947	66.64	2,291,135	2.65
Paul E. Gagné	59,442,206	68.76	452,876	0.52
J. Peter Gordon	41,758,518	48.31	18,136,564	20.98
Paul A. Houston	57,966,180	67.06	1,928,902	2.23
Denise M. Nemchev	59,806,742	69.19	88,340	0.10
Denis A. Turcotte	41,667,037	48.20	18,228,045	21.09
Peter C. Wijnbergen	47,277,614	54.69	12,617,467	14.60

Appointment of Auditors

The resolution to appoint KPMG LLP, chartered accountants, as Norbord Inc.’s auditors to hold office until the next annual meeting of shareholders or until their successors are appointed, and to authorize the directors to fix their remuneration, was adopted on a vote by a show of hands by a majority of the votes cast by the shareholders present or represented by proxy. The proxies received by management for the appointment of the auditors were as follows:

	Total Votes	% of Votes Cast
Votes in Favour	60,615,731	99.16
Votes Withheld	514,923	0.84

Total Votes Cast	61,130,654	100.00

2018 VOTING RESULTS	1

Advisory Vote on Executive Compensation

The resolution to approve the adoption of an annual non-binding advisory vote by shareholders on executive compensation was adopted on a vote by a show of hands by a majority of the votes cast by the shareholders present or represented by proxy. The proxies received by management for the approval of the Say on Pay Advisory Vote were as follows:

	Total Votes	% of Votes Cast
Votes in Favour	50,361,762	84.08
Votes Against	9,533,323	15.92

Total Votes Cast	59,895,085	100.00

Dated: May 3, 2018

(signed) E. G. Toomey
Elaine G. Toomey
Assistant Corporate Secretary

2018 VOTING RESULTS	2